Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 12, 2015

TO THE PROSPECTUS DATED JANUARY 20, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated January 20, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the closing of the Six Property Portfolio;

•	the addition of the “Portfolio Summary” subsection of the prospectus summarizing our portfolio and describing acquisitions we have made to date;

•	an update to the “Issuance of Preferred Units of our Operating Partnership” subsection under the “Our Self Storage Properties” section of our prospectus to include disclosures regarding additional investments in our operating partnership by the Preferred Investor and the issuances of additional Preferred Units of our operating partnership;

•	updates to the “KeyBank Credit Facility” subsection of our prospectus regarding drawdowns on the KeyBank Facility and an amendment to the KeyBank Credit Agreement to extend the date in which the KeyBank Facility must be fully funded; and

•	an update to the “Our Operating Partnership” section of our prospectus.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. To date, we have not raised any offering proceeds in our public offering.

Closing of the Six Property Portfolio

On August 14, 2014, we, through six wholly-owned subsidiaries of our operating partnership, executed six partial assignments of the purchase and sale agreement originally executed by a subsidiary of our sponsor on July 7, 2014, with unaffiliated third parties (the “Six Property Purchase Agreement”), for the acquisition of six self storage facilities located in California, Illinois and Colorado (the “Six Property Portfolio”). The aggregate purchase price for the Six Property Portfolio is approximately $15.9 million, plus closing costs and acquisition fees.

On January 29, 2015, we closed on one self storage facility located in Colorado representing the first phase (the “First Phase”) of the acquisition of the Six Property Portfolio for a purchase price of approximately $4.2 million, plus closing costs and acquisition fees. We funded the First Phase of the Six Property Portfolio with a combination of proceeds from an issuance of Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) in our operating partnership, as described further below, and a draw of approximately $2.6 million under the KeyBank Facility, as described further below. We incurred acquisition fees of approximately $42,000 in connection with the First Phase acquisition.

On February 5, 2015, we closed on the remaining five self storage facilities located in California and Illinois representing the second phase (the “Second Phase”) of the acquisition of the Six Property Portfolio for a purchase price of approximately $11.7 million, plus closing costs and acquisition fees. We funded the Second Phase of the Six Property Portfolio with a combination of proceeds from an issuance of Preferred Units in our operating partnership, as described further below, a draw of approximately $5.7 million under the KeyBank Facility, as described further below, and proceeds from our private offering. We incurred acquisition fees of approximately $117,000 in connection with the Second Phase acquisition.

The Six Property Portfolio includes the properties in the table below:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units	Physical Occupancy(1)
Colorado Springs - CO	3850 Airport Rd., Colorado Springs, CO 80910	$4,170,000	1983	61,800	680	83%
Riverside - CA	7211 Arlington Ave. Riverside, CA 92503	$2,030,000	1980	60,100	610	86%
Stockton - CA	7760 Lorraine Ave. Stockton, CA 95210	$1,540,000	1984	49,100	560	90%
Azusa - CA	1111 W. Gladstone Street, Azusa, CA 91702	$4,140,000	1986	64,400	660	91%
Romeoville - IL	1302 Marquette Drive, Romeoville, IL 60446	$3,380,000	1986	66,700	680	82%
Elgin - IL	1001 Toll Gate Road, Elgin, IL	$640,000	1986	49,600	410	79%

Total		$15,900,000		351,700	3,600

(1)	Represents the occupied square feet divided by total rentable square feet as of December 31, 2014

Update to the “Our Properties” Subsection of the Prospectus

The “Our Properties” subsection of the “Our Self Storage Properties” section of our prospectus is hereby deleted and replaced with the following:

Portfolio Summary

Our self storage facilities offer inexpensive, easily accessible, enclosed storage space to residential and commercial users on a month-to-month basis. Most of our facilities are fenced with computerized gates and are well-lighted. All of our properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage spaces. Our facilities range in size from approximately 49,100 to approximately 171,100 net rentable square feet, with an average of approximately 77,800 net rentable square feet. Our facilities generally are constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers have access to their storage areas during business hours, and some of our facilities provide 24-hour access. Individual storage spaces are secured by a lock furnished by the customer to provide the customer with control of access to the space.

As of February 5, 2015, we owned the following nine self storage facilities:

Property	Units	Sq. Ft. (net)	% of Total Rentable Sq. Ft.	Physical Occupancy %(1)
Ft. Pierce - FL	770	88,400	13%	62%
Las Vegas I - NV	1,210	171,100	24%	76%
Las Vegas II - NV	1,040	89,000	13%	63%
Colorado Springs - CO	680	61,800	9%	83%
Riverside - CA	610	60,100	9%	86%
Stockton - CA	560	49,100	7%	90%
Azusa - CA	660	64,400	9%	91%
Romeoville - IL	680	66,700	9%	82%
Elgin - IL	410	49,600	7%	79%

Totals	6,620	700,200	100%

(1)	Represents the occupied square feet divided by total rentable square feet as of December 31, 2014.

The weighted average capitalization rate at acquisition for the nine self storage facilities we owned as of February 5, 2015 was approximately 7.5%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases at the time we acquire the property, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Issuance of Additional Preferred Units by our Operating Partnership

The “Preferred Units” subsection under the “Our Self Storage Properties” section of our prospectus, the “Issuance of Preferred Units by our Operating Partnership” subsection under the “Conflicts of Interest” section of our prospectus, and the “Preferred Units” subsection under the “Our Operating Partnership Agreement” section of our prospectus are amended to add the following: “On January 28, 2015, the Preferred Investor invested an additional approximately $2.0 million in our operating partnership, which was used to fund a portion of the purchase price for the First Phase closing of the Six Property Portfolio, and in exchange the Preferred Investor received approximately 80,200 Preferred Units in our operating partnership. On February 5, 2015, the Preferred Investor invested approximately $5.2 million in our operating partnership, which was used to fund a portion of the purchase price for the Second Phase closing of the Six Property Portfolio, and in exchange the Preferred Investor received approximately 208,000 Preferred Units in our operating partnership. As of February 5, 2015, the Preferred Investor has invested an aggregate of approximately $17.4 million in our operating partnership and received approximately 699,000 Preferred Units in our operating partnership.”

Drawdowns on KeyBank Credit Facility

The “KeyBank Credit Facility” subsection under the “Our Self Storage Properties” section of the prospectus is updated to state: “A third draw of approximately $2.6 million was used to partially fund the acquisition of the First Phase of the Six Property Portfolio and a fourth draw of approximately $5.7 million was used to partially fund the acquisition of the Second Phase of the Six Property Portfolio. The Borrower elected to have the LIBOR apply to the third and fourth draws on the KeyBank Facility, which equated to an initial interest rate of approximately 3.41%. As of February 5, 2015, we have drawn down a total of $17.8 million under the KeyBank Facility.”

In addition, the following sentence is added to the end of the first paragraph of the “KeyBank Credit Facility” subsection of our prospectus: “An amendment to the KeyBank Facility, dated January 23, 2015, extended the date in which the KeyBank Facility must be fully funded to March 31, 2015.”

Amendment to the “Our Operating Partnership” Section of our Prospectus

The fifth paragraph of the “General” subsection under the “Our Operating Partnership” section of our prospectus is amended and restated as follows:

“On July 31, 2014, we and our operating partnership entered into the Unit Purchase Agreement with SSTI Preferred Investor, a subsidiary of SmartStop OP, the operating partnership for SmartStop, our sponsor and a public non-traded REIT. Pursuant to the Unit Purchase Agreement, the SSTI Preferred Investor agreed to provide the investment of up to $18,100,000 in our operating partnership, which amount may be invested in one or more tranches, to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 724,000 Preferred Units. See “Our Self Storage Properties - Issuance of Preferred Units by Our Operating Partnership” and “Preferred Units” below.”

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